___________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 6

KINDER MORGAN MANAGEMENT, LLC

(Name of Issuer)

__________________

Shares

(Title of Class of Securities)

__________________

49455U 10 0

(CUSIP Number)

Mr. Joseph Listengart

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, Texas  77002

Telephone: (713) 369-9000

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

with a copy to:

Mr. Gary W. Orloff

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas  77002-2770

Telephone: (713) 221-1306

Fax: (713) 221-2166

__________________

October 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

__________________

SCHEDULE 13D/A

CUSIP No.: 49455U 10 0
1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Kinder Morgan, Inc. 48-0290000
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 10,429,815
8	Shared Voting Power 0
9	Sole Dispositive Power 10,429,815
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 10,429,815
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 18.3%
14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D/A

This Amendment No. 6 amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"), on May 25, 2001, as amended by Amendment No. 1 on September 17, 2002, Amendment No. 2 on March 27, 2003, Amendment No. 3 on August 28, 2003, Amendment No. 4 on March 18, 2005 and Amendment No. 5 on June 24, 2005 (with the Initial Statement, the "Statement"), relating to the shares (the "Shares") of Kinder Morgan Management, LLC, a Delaware limited liability company (the "Issuer").  Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Statement is supplemented as follows:

On October 31, 2005, the Reporting Person sold 1,586,965 of the Shares it owned to Kayne Anderson Energy Total Return Fund, Inc.

On November 10, 2005, the Reporting Person sold 279,631 of the Shares it owned to Tortoise North American Energy Corporation.

Pursuant to the quarterly distributions the Issuer makes to all holders of Shares, including the Reporting Person, the Reporting Person acquired an additional approximately 212,553 Shares between June 24, 2005 and November 10, 2005.

Item 5.

Interest in Securities of the Issuer

Item 5 of the Statement is supplemented as follows:

As of November 11, 2005, the Reporting Person beneficially owned 10,429,815 Shares, which represent approximately 18.3% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date.  The Reporting Person has sole voting and dispositive power with respect to such Shares.  The persons listed on Appendix A disclaim any beneficial ownership of the Shares beneficially owned by the Reporting Person.  The Reporting Person's response in Item 3 is incorporated herein by reference.  Except as set forth on Appendix B, other than the Issuer's quarterly distributions, none of the persons listed on Appendix A have effected any transactions in the Shares in the sixty days prior to November 10, 2005.  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 2005

Kinder Morgan, Inc.

By: /s/ Joseph Listengart

     Joseph Listengart

     Vice President, General Counsel and Secretary

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF KINDER MORGAN, INC.

Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Shares of each director and executive officer of the Reporting Person.  The principal address of the Reporting Person, the Issuer, Kinder Morgan G.P., Inc. ("KMGP"), which is the general partner of Kinder Morgan Energy Partners, L.P., and, unless otherwise indicated, the current business address for each individual listed below, is 500 Dallas Street, Suite 1000, Houston, Texas 77002.  Each director or executive officer listed below is a citizen of the United States and has sole voting and dispositive power over all Shares beneficially owned by him or her. Except as set forth on Appendix B, other than pursuant to the Issuer's quarterly distributions of Shares, none of the persons listed below have effected transactions in Shares in the sixty days prior to November 10, 2005.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of November 10, 2005
Richard D. Kinder	Mr. Kinder is the Chairman of the Boards of Directors and Chief Executive Officer of the Reporting Person, KMGP and the Issuer.	54,852 (less than 1%)
C. Park Shaper	Mr. Shaper is the President of the Reporting Person, KMGP and the Issuer and a Director of KMGP and the Issuer.	2,665 (less than 1%)
Kimberly J. Allen	Ms. Allen is Vice President and Chief Financial Officer of the Reporting Person, KMGP and the Issuer.	377 (less than 1%)
Edward H. Austin, Jr.	Mr. Austin is a Director of the Reporting Person. Mr. Austin's principal occupation is Director and Executive Vice President of Austin, Calvert & Flavin, Inc., an investment advisory firm located in San Antonio, Texas.	0
Charles W. Battey	Mr. Battey is a Director of the Reporting Person. Mr. Battey's principal occupation is an independent consultant and active community volunteer based in Overland Park, Kansas.	0
Stewart A. Bliss	Mr. Bliss is a Director of the Reporting Person. Mr. Bliss's principal occupation is an Independent Financial Consultant and Senior Business Advisor in Denver, Colorado.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of November 10, 2005
Ted A. Gardner	Mr. Gardner is a Director of the Reporting Person. Mr. Gardner's principal occupation is private investor in Charlotte, North Carolina.	0
William J. Hybl	Mr. Hybl is a Director of the Reporting Person. Mr. Hybl's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and Trustee of El Pomar Foundation, a charitable foundation located in Colorado Springs, Colorado.	0
David D. Kinder	Mr. Kinder is Vice President, Corporate Development and Treasurer of the Reporting Person, KMGP and the Issuer.	1,286[1] (less than 1%)
Steven J. Kean	Mr. Kean is Executive Vice President, Operations of the Reporting Person, KMGP and the Issuer.	0
Joseph Listengart	Mr. Listengart is Vice President, General Counsel and Secretary of the Reporting Person, KMGP and the Issuer.	0
Michael C. Morgan	Mr. Morgan is a Director of the Reporting Person. Mr. Morgan’s principal occupation is President of Portcullis Partners, L.P., a private investment partnership located in Houston, Texas.	4,564 (less than 1%)
Scott E. Parker	Mr. Parker is Vice President (President, Natural Gas Pipelines) of the Reporting Person, KMGP and the Issuer.	0
Edward Randall, III	Mr. Randall is a Director of the Reporting Person. Mr. Randall's principal occupation is private investor in Houston, Texas.	0
Fayez Sarofim	Mr. Sarofim is a Director of the Reporting Person. Mr. Sarofim's principal occupation is President and Chairman of the Board of Fayez Sarofim & Co., an investment advisory firm located in Houston, Texas.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of November 10, 2005
James E. Street	Mr. Street is Vice President, Human Resources and Administration of the Reporting Person, KMGP and the Issuer.	2,555 (less than 1%)
H. A. True, III	Mr. True is a Director of the Reporting Person. Mr. True's principal occupation is owner and director of the True Companies, which are involved in energy, agriculture and financing, and are located in Casper, Wyoming.	0
Daniel E. Watson _________________________ [1] Includes 252 Shares owned by Mr. Kinder’s son. Mr. Kinder disclaims beneficial ownership of the Shares.	Mr. Watson is Vice President (President, Retail) of the Reporting Person.	0

APPENDIX B

TRANSACTIONS IN SHARES IN THE SIXTY DAYS
PRIOR TO NOVEMBER 10, 2005

     In the sixty days prior to November 10, 2005, Mr. Richard D. Kinder effected the following transactions in the Shares. Such transactions were open market purchases of Shares on the New York Stock Exchange on the date, in the amount and at the price per Share shown below.

Date	Amount	Price
October 24, 2005	1,500	$48.73
October 24, 2005	200	$48.75
October 27, 2005	2,800	$48.26
October 27, 2005	500	$48.15